Exhibit 99.5

Response Biomedical Corporation Announces 2009 Financial Results

  Total revenues up 69% over 2008
  Clinical products revenue grew 85% over prior year

VANCOUVER--(BUSINESS WIRE)--March 11, 2010--Response Biomedical Corporation (TSX: RBM, OTCBB: RPBIF) reported that it recorded total revenues of $9,946,269, an increase of 69% compared to $5,876,337 in 2008. Clinical products revenue for the year ended December 31, 2009 increased 85% to $6,828,651 compared to $3,683,706 in 2008.

For the year ended December 31, 2009, the Company reported a net loss of $9,543,531 or $0.04 per share compared to a loss of $13,663,656 or $0.10 per share in 2008. Additionally, the Company announced that as of December 31, 2009, it had approximately $7 million in working capital. For a further discussion of the Company’s financial results for the year ended December 31, 2009, please refer to the Company’s audited consolidated financial statements and related Management Discussion and Analysis, which can be found at www.responsebio.com, SEDAR (Canada) www.sedar.com or EDGAR (US) www.sec.gov/edgar/searchedgar/webusers.htm. Information at these sites is typically available within 24 hours of the distribution of the news release.

“2009 was the strongest revenue year in the history of the Company and we are poised to realize similar growth in 2010,” said S. Wayne Kay, Chief Executive officer. “Our success in 2009 was driven in great part by our partners, Roche Diagnostics and 3M Health Care, as they continue to recognize achievements in the U.S. O&D Biotech, our distribution partner in China, was also a strong contributor to our overall growth in clinical products revenue in 2009 and Shionogi continued to show steady expansion in Japan.”

Conference Call Information

Response Biomedical management will host an analyst conference call beginning at 10:00 a.m. (Eastern Time) today to discuss these results and other corporate matters. During the conference call, the Company may discuss and answer questions concerning business and financial developments and trends.

The analyst conference call may be accessed by dialing 1-416-981-9035 (domestic and international) or 1-800-732-6870 (toll free in North America). An access code is not required. It is also available to listen via Web cast at http://www.snwebcastcenter.com/event/?event_id=807. An archive of the call will be available from the same link approximately two hours after the live call has concluded and will be accessible for 30 days.

About Response Biomedical

Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its RAMP® Platform for clinical and environmental applications. RAMP® represents a new paradigm in diagnostics that provides high sensitivity and reliable information in minutes. It is ideally suited to both point of care testing and laboratory use.

The RAMP® system consists of a Reader and single-use disposable test cartridges, and has the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. RAMP® clinical tests are commercially available for the early detection of heart attack, congestive heart failure, influenza and RSV through our commercial partners, Roche and 3M Health Care, respectively and other distributors of the Company.

In the non-clinical market, RAMP® Tests are currently provided for the environmental detection of West Nile Virus, and Biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin. Several other product applications are under development.

Response has achieved CE Marking for its Reader and clinical tests and its Quality Management System is registered to ISO 13485: 2003 and ISO 9001: 2000.

Response Biomedical is a publicly traded company, listed on the TSX under the trading symbol "RBM" and quoted on the OTC Bulletin Board under the symbol "RPBIF". For further information, please visit the Company's website at www.responsebio.com.

Statements contained in this press release relating to future results, events or developments, for example, statements containing the words "believes," "may," "could", "plans," "will," "estimate," "continue," "anticipates," "intends," "expects", “goal” and similar expressions, are "forward-looking statements" or “forward-looking information” under applicable United States and Canadian securities laws. Forward-looking statements or information may involve, but are not limited to, comments with respect to our planned activities, business plan and strategies and their future implementation, and our expectations for our financial condition and the results of, or outlook for, our business operations generally. Forward-looking statements or information are subject to the related assumptions made by us and involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from those expressed or implied by such statements or information.

Many of such risks, uncertainties and other factors form part of our underlying assumptions, and include, among other things, financial risks that would affect our operations such as our limited available working capital and cash flows and whether and for how long available funds will be sufficient to fund our operations and our ability to raise additional capital as and when needed; our need for substantial additional funding to conduct research and development and commercialization activities; current financial market conditions which may negatively affect our ability to obtain financing; changing facility costs and other risks relating to our facilities expansion plans; our ability to establish, and our dependence upon, relationships with strategic alliance partners to develop and commercialize products; technological changes that impact our existing products or our ability to develop and commercialize our products; our ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; our ability to obtain and maintain rights to technology from licensors; liability for patent, product liability and other claims asserted against us; commercialization limitations imposed by patents owned or controlled by third parties; technical risk in research and development; adverse results or unexpected delays in product development and clinical trials; our ability to retain, and our reliance upon, third party suppliers, manufacturers, distributors and alliance partners; our ability to attract and retain qualified personnel; our ability to effectively and efficiently manage the planned growth of our operations; our ability to obtain, and the timing of, necessary regulatory approvals; our ability to profitably sell our products at prices that would be acceptable to third-party reimbursement programs; competition including competition from others with significantly more resources; market acceptance of our products and the size of our markets; changes in business strategy or development plans; changes in, or the failure to comply with, governmental regulations; fluctuations in interest rates and foreign exchange rates; seasonality including government budget cycles; general economic and business conditions where we operate; and other factors referenced in our annual report, our Annual Information Form (AIF) (Form 20-F in the U.S.) and other filings with Canadian and United States securities regulatory authorities.

Given these uncertainties, assumptions and risks, readers are cautioned not to place undue reliance on such forward-looking statements or information. We disclaim any obligation to update, or to publicly announce any revisions to, any such statements or information to reflect future results, events or developments, except as required by law.

CONTACT:
Response Biomedical Corporation
Bill Wickson, 604-456-6073
Director, Investor Relations
bwickson@responsebio.com